Exhibit 21.1

Subsidiaries List

Entity Name	Jurisdiction of Incorporation
HotApps International Pte Ltd.	Republic of Singapore
Crypto Exchange Inc.	State of Nevada, the United States of America
HWH World Inc.	State of Delaware, the United States of America
HWH World Pte. Ltd.	Republic of Singapore
HotApps Information Technology Co Ltd	People’s Republic of China
HotApp International Limited	Hong Kong